                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                    Pennsylvania Manufacturers Corporation
                    --------------------------------------
                               (Name of Issuer)


                 Class A Common Stock, $5 par value per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                   708870209
                              -------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 708870209               13G                        Page 2  of  6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John W. Smithson

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                 517,518 shares

        6  SHARED VOTING POWER

                 0

        7  SOLE DISPOSITIVE POWER

                 517,518 shares

        8  SHARED DISPOSITIVE POWER

                 0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        517,518 shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.3%

12 TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                 SCHEDULE 13G

--------------------------                            --------------------------
  CUSIP No. 708870209                                  Page  3  of  6  Pages
--------------------------                            --------------------------

ITEM 1(A)       NAME OF ISSUER:

                    Pennsylvania Manufacturers Corporation

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    The PMA Building, 380 Sentry Parkway, Blue Bell, Pennsylvania 19422-2328

ITEM 2(A)       NAME OF PERSON FILING:

                    John W. Smithson

ITEM 2(B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                    The PMA Building, 380 Sentry Parkway, Blue Bell, Pennsylvania 19422-2328

ITEM 2(C)       CITIZENSHIP:

                    Citizen of the United States of America

ITEM 2(D)       TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock, $5 par value per share

ITEM 2(E)       CUSIP NUMBER:

                    708870209
                    ---------

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable.
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                                 SCHEDULE 13G

--------------------------                            --------------------------
  CUSIP No. 708870209                                    Page  4  of  6  Pages
--------------------------                            --------------------------

ITEM 4          OWNERSHIP:

                (a)  Amount Beneficially Owned:
                     517,518 shares (1)

                (b)  Percent of Class:
                     6.3%(1)

                (c)  Number of Shares as to which such person has:

                     (i)   sole power to vote or direct the vote: 517,518
                           shares(1)

                     (ii)  shared power to vote or direct the vote: 0

                     (iii) sole power to dispose or to direct the disposition
                           of: 517,518 shares(1)

                     (iv) shared power to dispose or to direct the disposition of: 0

                ___________________
                (1) Represents (i) 195,000 shares of the Company's Common Stock,
                    $5 par value per share, or 1.3% of the outstanding shares of the Company's Common Stock, which are convertible into 195,000 shares of the Company's Class A Common Stock, (ii) 86,395 shares of the Company's Class A Common Stock and
                    (iii) options to purchase 322,518 shares of Class A Common Stock that are currently exercisable or will become exercisable within the next 60 days. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 14,850,789 shares of Common Stock and 9,117,735 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock and no exercises of currently exercisable stock options, Mr. Smithson is entitled to cast 1.3% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not applicable.


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                                 SCHEDULE 13G

--------------------------                            --------------------------
  CUSIP No. 708870209                                    Page  5  of  6  Pages
--------------------------                            --------------------------

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Mr. Smithson.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                    Not applicable.

ITEM 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not applicable.

ITEM 9          NOTICE OF DISSOLUTION OF GROUP:

                    Not applicable.

ITEM 10         CERTIFICATION:

                    Not applicable.
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                                 SCHEDULE 13G

--------------------------                            --------------------------
  CUSIP No. 708870209                                    Page  6  of  6  Pages
--------------------------                            --------------------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 1998                   /s/ John W. Smithson
       ------------------------              -----------------------------------
                                             John W. Smithson